Filed pursuant to Rule 253(g)(2)
File No. 024-10938

GOLFSUITES 1, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated May 20, 2019 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and related supplement are available here: https://www.sec.gov/Archives/edgar/data/1765347/000114420419027542/tv522204_253g2.htm and https://www.sec.gov/Archives/edgar/data/1765347/000110465919072667/tm1925123-1_253g2.htm

Additional information about the Company is available in its 2019 Semi-Annual Report filed on Form 1-SA, available here: https://www.sec.gov/Archives/edgar/data/1765347/000114420419046426/tv530292_1sa.htm and in its 2018 Special Financial Report filed on Form 1-K, available here: https://www.sec.gov/Archives/edgar/data/1765347/000114420419044920/tv529564_partii.htm, and each is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED MAY 20, 2019

THIS SUPPLEMENT IS DATED JANUARY 27, 2020

Geographic Scope:

We are expanding the geographic scope of our operations to include all regions of the United States.  We anticipate that we will assume the operation of the FlyingTee golf driving range and entertainment facility, in the city of Jenks, Oklahoma as part of this expansion. Jenks is a suburb of Tulsa, Oklahoma.  We intend to rebrand the facility as a GolfSuites facility and believe the rebranding will finish by the end of the second quarter of 2020. The information in the Offering Circular, including in the “Company’s Business” is qualified by reference.